

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2019

Thomas E. Wirth
Chief Financial Officer
BRANDYWINE REALTY TRUST
2929 Walnut Street
Suite 1700
Philadelphia, PA 19104

      Re: BRANDYWINE REALTY TRUST
          Form 10-K for the year ended December 31, 2018
          Filed February 22, 2019
          File No. 001-09106

Dear Mr. Wirth:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Real Estate and
               Commodities